Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

July 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A Response dated June 9, 2021 File No. 024-11140

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 24, 2021 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment No. 6 on Form 1-A filed with the Commission on June 9, 2021 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with the response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A

General

 1.       We note your response to comment 1. It appears that the investor letter may constitute a written offer pursuant to Rule 251(d)(1)(iii) of Regulation A, which requires that the offer be accompanied or preceded by the offering circular. Please provide a hyperlink to the most recent offering circular or advise. In addition, we are unable to agree with your argument that the presentation of an aggregated Fundrise return in comparison to the Vanguard ETFs is reasonable. Please revise the investor letter to remove this disclosure.

Response to Comment No. 1

RESPONSE: The Company respectfully advises the Staff that, pursuant to previous conversations with the Staff in 2016 and in an abundance of caution as to whether a communication or a webpage on the Fundrise Platform may be deemed an "offer", each and every (i) communication from the Fundrise Platform (including the email containing the investor letter) and (ii) publicly available webpage on the Fundrise Platform includes a direct link to each of the most recent publicly available offering circulars with the following disclosure:

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

As to the disclosure contained in the investor letter, the comparisons of an aggregate Fundrise return versus Vanguard ETFs have been removed from the investor letter that is posted on the Fundrise Platform.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP